UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Adient plc
(Exact name of registrant as specified in its charter)

Ireland	001-37757	98-1328821
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

25-28 North Wall Quay, IFSC Dublin 1, Ireland
(Address of principal executive offices)

Mark A. Skonieczny Jr.
Vice President and Corporate Controller
414-220-8900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x]  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Adient plc’s Conflict Minerals Report for the reporting period from January 1, 2016 to December 31, 2016 is provided as Exhibit 1.01 hereto and is publicly available at http://www.adient.com/suppliers/corporate-responsibility.

Item 1.02 Exhibit

See item 2.01 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Adient plc
Date: May 26, 2017	By:	/s/ Mark A. Skonieczny Jr.
	Name:	Mark A. Skonieczny Jr.
	Title:	Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.01	Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016.